UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2011

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      X

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: September 27, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: September 27, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate September 26, 2011

CP ANNOUNCES CONSENT PAYMENT EXTENSION AND TENDER OFFER AND CONSENT SOLICITATION FOR 6.25% NOTES DUE 2011

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE:CP) today announced that its wholly-owned subsidiary, CPRH Canada Inc., is extending the period during which holders who tender their 6.25% Notes due 2011 of Canadian Pacific Railway Company will receive the consent payment of US$2.50 per US$1,000 principal amount of notes (in addition to the principal amount and accrued and unpaid interest) to 11:59 p.m., New York City time, on October 11, 2011, the expiration date of the tender offer and consent solicitation. The settlement date remains unchanged and is expected to occur on or about October 12, 2011. Under the terms of the tender offer, holders who have tendered their notes to date can no longer validly withdraw such notes.

CPRH Canada Inc., however, reserves the right to further amend, terminate or withdraw the tender offer and consent solicitation, subject to applicable laws.

Notes not tendered and purchased pursuant to the tender offer will remain outstanding until paid by Canadian Pacific Railway Company on the stated maturity date of October 15, 2011.

CPRH Canada Inc. has retained Citi to act as Dealer Manager and Solicitation Agent in connection with the tender offer and consent solicitation. Questions about the tender offer and consent solicitation may be directed to Citi at (800)558-3745 (toll free). Copies of the tender offer documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866)470-3700 (toll free).

The tender offer and consent solicitation is being made solely by means of the tender offer documents. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of CP, Canadian Pacific Railway Company or CPRH Canada Inc. It also is not a solicitation of consents to the proposed amendment to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to terms and timing of the tender offer and consent solicitation. Undue reliance should not be placed on forward-

looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:

Media Nicole Sasaki Tel: 403 835-9005 24/7 Media Pager: 855-242-3674 nicole_sasaki@cpr.ca	Investor Relations Janet Weiss Tel: 403 319-3591 investor@cpr.ca